SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Meridian Waste Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.025

(Title of Class of Securities)

114003304

(CUSIP Number)

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114003304

1.	Names of Reporting Persons Praesidian Capital Opportunity Fund III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 931,826
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 931,826
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,826
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 114003304

1.	Names of Reporting Persons Praesidian Capital Opportunity Fund III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 361,196
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 361,196
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,196
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 114003304

1.	Names of Reporting Persons Praesidian Capital Opportunity Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 931,826
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 931,826
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,826
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 114003304

1.	Names of Reporting Persons Praesidian Capital Opportunity Management III-A, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 361,196
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 361,196
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,196
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 114003304

1.	Names of Reporting Persons Jason Drattell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,293,022
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,293,022
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,293,022
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Meridian Waste Solutions, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 12540 Broadwell Road, Suite 1203 Milton, GA 30004

Item 2.

(a)

Name of Person Filing:

This statement is filed by Praesidian Capital Opportunity Fund III, LP, Praesidian Capital Opportunity Fund III-A, LP, Praesidian Capital Opportunity Management III, LLC, Praesidian Capital Opportunity Management III-A, LLC and Jason Drattell (together, the “Reporting Persons”).

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 419 Park Avenue South New York, New York 10016

(c)	Citizenship: For each Reporting Persons (other than Mr. Drattell), Delaware. For Mr. Drattell, United States of America

(d)	Title of Class of Securities: Common Stock, par value $.025 (“Common Stock”)

(e)	CUSIP Number: 114003304

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 18,508,644 shares of Common Stock outstanding as of August 6, 2015, as reported to us by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 17, 2015

Praesidian Capital Opportunity Fund III, LP

By: Praesidian Capital Opportunity GP III, LLC, its General Partner

By:	/s/ Jason Drattell
Name: Jason Drattell
Title: Authorized Signatory

Praesidian Capital Opportunity Fund III-A, LP

By: Praesidian Capital Opportunity GP III-A, LLC, its General Partner

By:	/s/ Jason Drattell
Name: Jason Drattell
Title: Authorized Signatory

Praesidian Capital Opportunity Management III, LLC

By:	/s/ Jason Drattell
Name: Jason Drattell
Title: Authorized Signatory

Praesidian Capital Opportunity Management III-A, LLC

By:	/s/ Jason Drattell
Name: Jason Drattell
Title: Authorized Signatory

Jason Drattell

/s/ Jason Drattell